SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

                  Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).


                    (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate).


1.       Name and business address of persons filing statement.

         See attached Exhibit A.

2.       Names  and  business   addresses  of  any  persons   through  whom  the
         undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

         None.

3. Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

         Central and South West Services, Inc., its parent company Central and South West Corporation and subsidiaries.

4. Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

         See attached Exhibit B.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                  See attached Exhibit C.


         (b)      Basis for compensation if other than salary.

                  None.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

         Not applicable.

         (a)      Total amount of routine expenses charged to client:



         (b)      Itemized list of all other expenses:


Date:  March 17, 1998


Public Service Company of Oklahoma



By:  /s/ T. D. Churchwell
     T. D. Churchwell

By: /s/William R. McKamey
     William R McKamey

By:  /s/ Lee W. Paden
     Lee W. Paden


By:  /s/ Floyd W. Dill
     Floyd W. Dill

By:  /s/ Daniel L. Sweeney
     Daniel L. Sweeney

By:  /s/ Vaughn Conrad
     Vaughn Conrad